	450 LEXINGTON AVENUE	MENLO PARK
	NEW YORK, NY 10017	WASHINGTON, D.C.
	212 450 4000	LONDON
	FAX 212 450 3800	PARIS
FRANKFURT
MADRID
DIEGO A. ROTSZTAIN		TOKYO
212 450 4461		BEIJING
diego.rotsztain@dpw.com		HONG KONG

November 15, 2007

Ultrapar Participações S.A.
Re:	Registration Statement on Form F-4
Filed October 1, 2007
File No. 333-146406

Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 7, 2007
File No. 1-14950

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

Dear Mr. Owings:

On behalf of Ultrapar Participações S.A., a Brazilian corporation (“Ultrapar” or the “Company”), please find attached as Attachment A Ultrapar’s response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated October 31, 2007 (the “Comment Letter”) with respect to Ultrapar’s Registration Statement on Form F-4 (File No. 333-146406) (the “F-4”) and its annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14950) (the “20-F”) filed on October 1, 2007 and June 7, 2007, respectively.

Concurrently with the delivery of this letter to you, the Company has filed with the SEC via EDGAR Amendment No. 1 to the F-4 (“Amendment No. 1”), which reflects revisions to the disclosure contained in the F-4 to address the Staff’s comments contained in the Comment Letter, as well as other changes intended to clarify and supplement the Company’s disclosure.

Attachment A includes the Company’s responses to the Staff’s comments and supplementary information as indicated therein. In order to facilitate the Staff’s review, the Company has reproduced the captions and numbered comments from the Staff’s Comment Letter in boldface text and the Company’s responses follow each comment. References to page numbers in the responses included in Attachment A are to the relevant pages of Amendment No. 1. Capitalized terms used in Attachment A and not defined therein have the meanings assigned to such terms in Amendment No. 1.

Very truly yours,

/s/ Diego A. Rotsztain

Diego A. Rotsztain

ATTACHMENT A

Registration Statement on Form F-4

General

1.	We note that the CVM requires companies to submit quarterly information. Tell us why you have not provided financial information for the first quarter for those acquired entities that are traded in Brazil. See Item 8.A.5 of the Form 20-F.

Revisions to the F-4 included in Amendment No. 1 reflect the inclusion of unaudited interim financial information of the Target Companies for the six-month periods ended June 30, 2007 and 2006, reconciled to U.S. GAAP as required by Item 8.A.5 of Form 20-F.

Ultrapar is also presenting unaudited interim financial information of the Target Companies for the nine-month periods ended September 30, 2007 and 2006, which has been publicly released in Brazil. This unaudited interim financial information is presented in the form that it was submitted to the CVM and does not include a quantified reconciliation to U.S. GAAP, which is not required by the CVM. In the section “Financial Information,” the Company describes how the accounting principles, practices and methods used in preparing that interim financial information under Brazilian GAAP vary materially from the principles, practices and methods accepted under U.S. GAAP.

2.	We note your indication throughout this document that “the Transaction is being conducted by Ultrapar on its own behalf and on behalf of Petróleo Brasileiro S.A. and Braskem S.A.” In an appropriate place in this prospectus, please explain what your relationship is to these two companies and why you have chosen to enter into the Transaction together. Consider providing an ownership chart that depicts your relationship to these companies before the Transaction as well the relationships of the companies within the Ipiranga Group before the Transaction. In this regard, we note the chart you have provided on page 45 regarding the post-Transaction structure.

Disclosure which addresses the Staff’s comment has been added to page 64.

3.	Please include in the forefront of your prospectus the name, complete mailing address (including the Zip Code), and telephone number (including the area code) of the principal executive offices of the companies being acquired. See Item 3 paragraph (a) of Form F-3.

Disclosure which addresses the Staff’s comment has been added to page i.

Calculation of Registration Fee

4.	Please revise your fee table to indicate that a portion of the preferred shares are represented by American Depositary Shares and that such shares issuable upon deposit of the preferred shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

Ultrapar respectfully advises the Staff that it will not issue American Depositary Shares in exchange for RIPI, CBPI or DPPI preferred or common shares. All of the shares issued by Ultrapar will be preferred shares listed for trading on the BOVESPA in Brazil. Target Company shareholders which receive Ultrapar preferred shares in the Share Exchange and wish to convert the preferred shares to American Depositary Shares, will be required to contact the depositary for Ultrapar’s ADR program on their own account and at their own cost. We have included disclosure to this effect on page 4. In light of the foregoing, Ultrapar has not updated the fee calculation table.

Additional Information, page i

5.	We note your disclosure concerning how security holders may obtain documents incorporated by reference. Please revise your disclosure to include a statement that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Specify the date by which security holders must request this information. You must highlight this statement by print type or otherwise. Refer to Item 2 of Form F-4.

Ultrapar respectfully advises the Staff that Amendment No. 1 eliminates the incorporation by reference of information from any other document, including documents filed by Ultrapar with the SEC. In lieu of incorporating documents by reference into the F-4, Amendment No. 1 includes all required information in the prospectus (including in the annexes thereto). The “Additional Information” section of the prospectus has been revised to reflect the foregoing.

Terms Used in this Prospectus, page ii

6.	We note here and other places in your prospectus your use of parenthetical phrases or defined terms. The meanings of these terms should be clear from their context. Please delete these and all other parenthetical definitions from your prospectus. With regard to the names of the companies discussed in your prospectus, consider using a shortened version of actual name of the company instead of their initials. Also, where you use jargon, such as “a naptha-based cracker,” please provide a brief explanation of the terms you are using. See Rule 421(c) of Regulation C.

In response to the Staff’s comment, we have deleted parenthetical definitions from Amendment No. 1 and briefly explain jargon terms we use. We have elected not to replace the initials used to refer to the Target Companies with shortened names. The initials used to identify the Target Companies are well-known in Brazil and among BOVESPA market participants and we believe that shareholders of Ultrapar and the Target Companies are more familiar with the initials than they would be with shortened names used to identify the Target Companies.

Cautionary Statement Regarding Forward-Looking Statements, page vi

7.	Please move this section to another part of the prospectus. The forepart of the prospectus should be limited to items required by Form F-4.

In response to the Staff’s comment, the Cautionary Statement Regarding Forward-Looking Statements has been moved to page 60.

Questions and Answers About the Transaction, page vii

Q: Why am I receiving this document?, page vii

8.	While the preferred shareholders of RIPI, DPPI and CBPI can not vote and thus are not required to take any action upon receipt of the prospectus, in the case of the shareholders of RIPI and DPPI, they can exercise their appraisal rights. In this regard, please revise your disclosure to reflect this fact. Further, it would also appear that you should discuss what actions, if any, shareholders will be required to take with respect to the exchange of shares they currently hold for those to be issued by you, such as returning such securities to you.

Disclosure which addresses the Staff’s comment has been added to page xiii.

What is the purpose of the Transaction?, page vii

9.	The discussion is confusing because the information that is key to stockholders is obscured by a detailed description of the companies. This information is ancillary and not key to an investment decision. Please revise your disclosure to present a clearer description of the transaction, including, explaining how this Transaction is “an important step in the reorganization and consolidation of industries that are fundamental to the growth of the Brazilian economy.”

Disclosure which addresses the Staff’s comment has been added to page xiii.

10.	It appears that you have included non-GAAP financial measures in this Q&A, such as “net income.” Please advise us of the authority upon which you rely to include such disclosure under the Note to Item 10(e) of Regulation S-K or revise to comply.

In response to the Staff’s comment, we have removed references in Amendment No. 1 to EBITDA and any other non-GAAP financial measures (other than any such references included in the summaries of valuation reports provided by external financial advisors).

Q: What other approvals from your shareholders..., page ix

11.	Please revise this discussion to disclose how and when you expect to receive these shareholder approvals. Further, please also revise to briefly discuss the regulatory approvals you mention on page 5 under “Pending Regulatory Approvals Required for the Transaction” or consider combining these two discussions so as to avoid repetitiveness.

Disclosure which addresses the Staff’s comment has been added to pages xv and xvi.

Q: Do I have withdrawal, appraisal or dissenter’s rights with respect to the Share Exchange?, page ix

12.

You indicate that the liquidation values to be paid to shareholders “will be delivered to Ultrapar prior to the calling of the RIPI, DPPI and CBPI shareholder meetings” and that the selection of Apsis as valuation expert for determining liquidation value “requires the approval of shareholders.” In light of these statements, please clarify when you will have the liquidation values available, as we presume that you will provide this information to shareholders before seeking effectiveness of this registration statement. In this regard, please ensure that you include a summary of the report provided by Apsis, when available, in an appropriate place in the prospectus.

In response to the Staff’s comment, a summary of the Apsis report has been included in Amendment No. 1 on page 80. The complete text of the Apsis report will be included as an exhibit to the F-4 in a subsequent amendment. In addition, disclosure which addresses the Staff’s comment relating to liquidation values has been added to page xvi.

Q: When must I exercise my appraisal rights if I decide to do so?, page x

13.	Revise this disclosure to indicate whether shareholders will be notified of the date by which they will need to exercise their appraisal rights. See Item 18(a)(3) of Form F-4 and Item 3 of Schedule l4A.

In response to the Staff’s comment, disclosure which addresses the Staff’s comment has been added to pages xvi and 89.

Summary, page 1

Apsis Consultoria Empresarial S/C Ltda. Will Provide a Valuation Report (see page 56), page 4

14.	We note that you plan to supply this valuation report to shareholders as an exhibit in the future. Please file all required exhibits, such as the Apsis valuation report and your tax and legal opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

As noted above, the Company will file the complete text of the Apsis report as an exhibit to the F-4 in a subsequent amendment. In addition, the Company will file as exhibits to the F-4 the other valuation reports discussed in Amendment No. 1 in a subsequent amendment. The Company has included legal and tax opinions as exhibits to the F-4.

Pending Regulatory Approvals Required for the Transaction (see page 56), page 5

15.	Your disclosure appears to be contradictory. In the first sentence you state that the Transaction must be approved by the CADE and in the second sentence you state that CADE approval is not required for the completion of the Transaction. If both statements are true, then please provide enough additional information so that the disclosure does not appear contradictory. We note the same disclosure appears on page 56. Please revise or advise.

Disclosure which addresses the Staff’s comment has been added to page 88.

Selected Consolidated Historical Financial Data of Ultrapar, page 6

16.	Please revise to include the information for the most recent interim period. See Item 3(e) and the related instructions to Form F-4.

In response to the Staff’s comment, disclosure which addresses the Staff’s comment has been added to pages vii, 7 and 105.

Unaudited Pro Forma Consolidated Financial Information, page 10

17.	Provide a pro forma balance sheet as of the end of the interim period if, as a result of the tag along tender offer and other planned transactions, you expect that there will be material changes.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 23 to include a pro forma balance sheet as of June 30, 2007.

18.	Please provide a pro forma statement of operations for the interim period.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 27 to include a pro forma statement of operations for the six-month period ended on June 30, 2007.

19.	Please ensure the purchase price allocation provides for deferred taxes pursuant to paragraph 30 of SFAS no. 109.

Ultrapar respectfully advises the Staff that the purchase price allocation provides for deferred taxes pursuant to paragraph 30 of SFAS no. 109. In addition, the Company has expanded its disclosure in Note 3(iv) of the Unaudited Pro Forma Consolidated Financial Information to provide additional detail regarding the income tax calculation.

20.

Please describe in detail your process for identifying all acquired intangible assets. Given the substantial amount of goodwill recorded initially in step one of the acquisition, and now upon completion of this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please tell us in detail the reasons you paid a substantial premium. While we understand that synergies resulting from the combination, as well as cost savings from certain eliminations may justify a premium. Please advise in detail. We may have further comment upon review of your response.

The Company respectfully advises the Staff that it hired Apsis Consultoria Empresarial s/c Ltda. (“Apsis”), a well-respected financial and accounting advisor in Brazil, to help the Company’s management identify all acquired intangibles in connection with the acquisition of Ipiranga Group. In the process of identifying these intangibles, Apsis conducted a series of inquiries and interviews with Ipiranga Group and Ultrapar executives based on the scope of potential intangibles presented in item 14 of Annex A to SFAS 141 “Business Combinations.”

This analysis focused on all the potential intangibles related to the Acquisition, considering every step of the Transaction. The relevant intangibles identified related to the Ipiranga trademark and the franchise agreements relevant to the Southern Distribution Business. The fair values attributed to the Ipiranga trademark and to the franchise agreements were R$413 million and R$95 million, respectively.

The methodology used to calculate the fair value of the Ipiranga trademark was the “Relief-from-Royalty” approach. According to this methodology, the fair value of the trademark arises from the incremental cash flow after taxes derived from the fact that the Company is not required to pay royalties to a third party, as it owns the intellectual property rights. The royalty rate was determined based on royalty analysis in comparable companies.

The methodology used to calculate the fair value of the master franchise agreement relating to the Am/Pm convenience stores was the income approach, which defines the fair value of the asset as the current value of future benefits arising from its ownership rights.

The table below presents the fair value of the net assets acquired by us attributable to steps 1, 2, and 4 of the Transaction and compares these amounts to the purchase price for each step. All figures are in thousands of reais.

	Step 1	Step 2	Step 4	Total
	3/31/07	6/30/07	6/30/07
Purchase Price	676,432	163,120	1,007,728	1,847,280
Fair value of net assets acquired, including intangibles identified	(359,133)	(82,324)	(1,506,117)	(1,947,574)

Goodwill (Negative Goodwill)	317,299	80,796	(498,389)	(100,294)

Negative goodwill calculated in step 4 was allocated as a pro rata reduction of the fair value assigned to property, plant, equipment and intangibles acquired.

As indicated in the foregoing table, had the acquisition been completed in only one step, the fair value of net assets acquired would have been higher than the purchase price. The table also indicates that the Company paid a higher per share price in the first step than in the subsequent steps of the Transaction, which resulted in the recognition of a significant goodwill. This higher amount paid in the first step of the Transaction related to the fact that the acquisition of control that occurred in the first step enabled the Company to immediately proceed to develop its overall growth strategy through diversification of its operations. As such, the main benefits derived from the acquisition, especially the ones derived from (i) the combination of logistics, (ii) the management of dealer networks, (iii) the increase of investments of Ipiranga, (iv) the introduction of new high quality products and services and (v) the larger operating and administrative scale, were made possible through the first step.

21.	Explain to us what liabilities, if any, you intend on capitalizing as part of the purchase price allocation. Please see EITF Issue no. 95-3.

Ultrapar respectfully advises the Staff that it has considered EITF Issue no. 95-3 and concluded that no liabilities should be capitalized as part of the purchase price allocation due to the fact that the Company does not intend to exit any activities presently conducted by the Target Companies. The Company will neither involuntarily terminate employees of the acquired businesses nor substantially relocate these employees.

22.	Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies, including any environmental liabilities of the target companies. Please be detailed in your response. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7.

The Company respectfully advises the Staff that it has applied the guidance of Statement 5 and Interpretation 14 as required by paragraph 40 of Statement 141 and by SAB Topic 2.A.7 in order to address pre-acquisition contingencies. The acquired companies were subjected to Brazilian GAAP, which is similar to U.S. GAAP as it relates to accruals and disclosures of contingencies. As a consequence, the acquired companies had already recorded the liabilities related to all probable loss contingencies that could be reasonably estimated and disclosed possible losses and contingencies in their financial statements. No required adjustments were identified post-acquisition.

Note 20 to the Company’s unaudited interim financial statements as of June 30, 2007, includes a discussion of the material contingencies of the acquired businesses. In lieu of transcribing the information contained in Note 20, the Notes to the pro forma financial statements include a cross-reference to this Note.

23.	Please revise the footnotes to your pro forma financial statements to discuss any material adjustments made to reconcile pro forma income to US GAAP. In this regard, we would expect to see a detailed discussion with respect to all material adjustments made. All pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. See Rule 11-02(b) of Regulation S-X.

In response to the Staff’s comment, the footnotes to the pro forma financial statements have been revised.

24.	Please revise to include a discussion regarding the post employment benefits adjustment which appears material to arrive at pro forma income under US GAAP.

The Company respectfully advises the Staff that Notes 25 (c) to the financial statements of Distribuidora de Produtos de Petróleo Ipiranga S.A. and Subsidiaries, of Companhia Brasileira de Petróleo Ipiranga and Subsidiaries and of South Fuel and Lubricant Distribution Business of Distribuidora de Produtos de Petróleo Ipiranga S.A., and Note 25 (b) of the Abbreviated Financial Statements of Assets Acquired and Liabilities Assumed and Revenues and Direct Expenses of South and Southeast Fuel and Lubricant Distribution Business of Companhia Brasileira de Petróleo Ipiranga include a description of post employment benefit adjustments as they relate to these businesses.

As indicated in the notes to the Abbreviated Financial Statements of Assets Acquired and Liabilities Assumed and Revenues and Direct Expenses of South and Southeast Fuel and Lubricant Distribution Business of Companhia Brasileira de Petróleo Ipiranga, the adjustments included in these financial statements represent only the expenses related to the employees directly linked with the carved-out operations. In order to reflect the total post employment benefit expenses of all Southern Distribution Business employees, the Company has also estimated the expenses of post employment benefits for employees dedicated to the business, but not directly connected with its revenue generation. This adjustment is reflected in column (d) of the pro forma table and is based on the assumption that the Southern Distribution Business accounts for 76% of CBPI’s total post employment benefit expenses. This percentage was determined considering the effective share of CBPI’s operations acquired by Ultrapar in the period from April 1, 2007 to June 30, 2007. The remaining 24% was acquired by Petrobras.

25.	Revise note (g) to more specifically identify the period in 2007 that was used as the basis for the allocation of indirect overhead and expenses during 2006.

In response to the Staff’s comment, Note (g) has been revised.

26.	Please revise to quantify the impact on income of a 1/8 percent variance in the interest rate tied to CDI.

In response to the Staff’s comment, Amendment No. 1 includes a sensitivity analysis relating to the impact on income of a 1/8 percent variance in the interest rate tied to CDI.

Comparative Per Share Data, page 29

27.	Please revise to include the interim period historical and pro forma analysis required by Item 3(f) to Form F-4. Furthermore, please advise why the book value per share information is not available.

In response to the Staff’s comment, interim period historical and pro forma analysis and book value per share information have been included on page 48.

Risk Factors, page 38

28.	Refer to the risk factor entitled “As a result of the Transaction, Ultrapar will assume certain liabilities of the Target Companies...” Please revise this risk factor to quantify this information so as to provide meaningful information to shareholders regarding the materiality of this risk.

Disclosure which addresses the Staff’s comment has been added to page 58.

29.	Refer to the risk factor entitled “The Share Exchange might not be completed and an alternative corporate reorganization of the Ipiranga businesses might be sought.” In an appropriate place in the prospectus, please provide additional detail regarding the nature and status of the challenges to the valuation report you refer to here.

Disclosure which addresses the Staff’s comment has been added to page 57.

Ultrapar’s Reason’s for the transaction, page 40

30.	Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your statement “Fuel consumption is growing in Brazil, mainly due to increased national income and credit availability” and on page 41, “Recent economic indicators have shown a rise in employment levels and improved Brazilian national income. This, together with greater credit availability, has resulted in record levels of vehicle sales in the first half of 2007 (growth of 25.7% if compared to 2006) and consequently an increased demand for fuel. Despite record car sales, however, Brazil’s current fleet is small compared to other Latin American countries, with 8.4 inhabitants per vehicle, whereas Argentina and Mexico have 5.5 inhabitants per vehicle.” These are only examples, please review your prospectus and disclose whether in each case that the statement is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

In response to the Staff’s comment, disclosure identifying the sources for the Company’s statements has been included in Amendment No. 1. Under separate cover, the Company will deliver to your attention copies of the reports and articles which have been cited by the Company in Amendment No. 1.

Background of the Transaction, page 40

31.	Please revise your discussion to state how you arrived at the per share purchase price for the shares to be purchased from RIPI, DPPI, and CBPI.

Disclosure which addresses the Staff’s comment has been added to page 61.

Description of the Transaction, page 42

32.	Please revise your discussion of Phase I to explain how the shares were purchased that were “not pursuant to the Target Companies Shareholders Agreement.” Please also briefly explain whom the Key Shareholders are.

Disclosure which addresses the Staff’s comment has been added to page 65.

33.	Please revise your discussion of Phase II to indicate the price per share paid for CBPI shares, as you have left this information blank, and for IPQ shares. Please also state the results of the tender offer so that it is clear exactly how many preferred shares are being issued in the Share Exchange for common shares not tendered in the tender offer.

Disclosure which addresses the Staff’s comment has been added to page 65.

34.	Please provide additional disclosure regarding the reasons for and outcome of Phase III of the Transaction.

Disclosure which addresses the Staff’s comment has been added to page 66.

35.	In your discussion of Phase IV, please revise to indicate the value of the per share consideration paid as it relates to each of the exchange ratios as of the date the exchange ratios were determined, so that shareholders can compare this price to those prices paid in Phase II, if different.

Disclosure which addresses the Staff’s comment has been added to pages 66 and 67.

Deutsche Bank Valuation Report, page 48

36.	We note your indication that the report is not a fairness opinion as such is understood under U.S. law. Please revise to explain what you mean by this and, in doing so, explain why the report is required under Brazilian law. Specifically, please state whether or not the board of directors made a determination as to the fairness of the consideration being offered in the exchange offer and, if not, whether or not the board is required to do so under Brazilian law so that shareholders can appreciate the role the valuation report plays in the context of the consideration being offered.

In response to the Staff’s comment, the disclosure regarding the valuation report on pages 71 and 72 has been revised.

In addition, Ultrapar respectfully advises the Staff that under Brazilian Corporate Law, in connection with merger and acquisition transactions relating to publicly-listed companies, the acquiring company must engage an independent valuator to prepare a report setting forth a target value for the shares of the company to be acquired. This report, in accordance with CVM Instruction 319 that governs share exchange transactions involving publicly-listed companies in Brazil, must be disclosed to the shareholders of the company to be acquired. Brazilian law does not require that the conclusions of such valuation report be used to determine the price paid in a merger, acquisition, or share exchange or that any party to a merger, acquisition or share exchange obtain the opinion of a third party that the price paid in such transaction is fair.

The Deutsche Bank valuation report provides an economic valuation, using the methodologies described therein, of the companies involved in the Transaction and was used by Ultrapar as one parameter for determining the exchange ratios to be offered to RIPI, DPPI and CBPI shareholders. As stated above, Brazilian law does not require an opinion from an investment bank that the consideration offered in a merger or acquisition is fair, and accordingly, the Deutsche Bank valuation report and its conclusions are not recommendations by Deutsche Bank as to whether RIPI, DPPI and CBPI preferred shareholders should take any action in connection with the Share Exchange or the Transaction.

In accordance with CVM Instruction 319 and Brazilian Corporate Law, the boards of directors of Ultrapar, RIPI, DPPI and CBPI must analyze certain documentation in connection with the Share Exchange and submit the Share Exchange to shareholder approval. In making their determinations as to whether or not to submit the Share Exchange to shareholder approval, Brazilian law did not require the boards of directors of Ultrapar, RIPI, DPPI and CBPI to make a specific determination regarding the fairness of the exchange ratio offered in the Share Exchange. Accordingly, the boards of directors did not make these determinations. Nevertheless, the board of directors of Ultrapar, RIPI, DPPI and CBPI have recommended the transaction by submitting the matter for approval by the shareholders of such companies. The Deutsche Bank valuation report is one of the documents that was considered by the boards of directors in making their determination whether to approve the Share Exchange.

37.	We note your indication that Deutsche Bank has provided a valuation report to Ultrapar, dated as of April 4, 2007, and that revised reports were prepared subsequent to April 4, 2007 and provided to Ultrapar. Please provide a summary of these subsequent reports, including how they may have differed from one another, pursuant to Item 4(b) of Form F-4. Also, file these reports, or incorporate them by reference if previously filed, as required by Items 4(b) and 21(c) of Form S-4 or tell us why you believe they are not materially related to the transaction.

Ultrapar respectfully advises the Staff that after the Deutsche Bank valuation report was publicly released, the CVM requested that several changes be made to it in order to comply with CVM Instruction 361 and to make the information in the valuation report more clear for investors. The changes did not alter any of the conclusions or the quantitative analysis in the valuation report. In addition, the changes requested by the CVM were related to the mandatory tender offers and consequently did not affect the Share Exchange. The final report by Deutsche Bank was filed with the SEC on Form 6-K on October 9, 2007 and has been included as an exhibit to the F-4.

38.	We note your indication that Deutsche Bank reviewed and considered certain “internal analyses” furnished by Ipiranga Group. Any non-public information used by Deutsche Bank in formulating its valuation should be summarized in the filing.

Disclosure which addresses the Staff’s comment has been added to page 72.

39.	In your discussion of the Valuation Methodology Summary, please elaborate to explain why Deutsche Bank believed the “economic value analysis based on discounted cash flow and comparable multiples is the most applicable methodology for valuing Ultrapar, RIPI, DPPI and CBPI.”

Disclosure which addresses the Staff’s comment has been added to pages 73 and 74.

40.	In your discussion of Discounted Cash Flow Analysis, please explain why the operating assets of Copesul and IPQ were taken into consideration as their relationship to the target companies has not been explained up to this point in the prospectus. This comment also applies to the inclusion of companies such as AM/PM, IQ and IASA in the analyses that follow.

In response to the Staff’s comment, the discussion of Discounted Cash Flow Analysis on page 74 has been revised.

41.	In the Comparable Public Company Analysis, explain how you selected the companies mentioned and disclose them.

In response to the Staff’s comment, the Comparable Public Company Analysis has been revised on page 75. The list of companies used in the comparison is disclosed in the complete version of the valuation report provided by Deutsche Bank which has been included as an exhibit to the F-4.

Material U.S. Federal Income Tax Consequences, page 60

42.	We note your indication that it would be “impractical for [you] to undertake such an analysis, we are unable to determine whether or not any of RIPI, DPPI, or CBPI is or has been a PFIC.” Explain why it would be impractical for you to do so and by not doing so, how you believe that you have provided an opinion as to the material U.S. federal tax consequences of the Transaction.

In response to the Staff’s comment, the Company’s tax counsel has revised the disclosure on pages 92 and 93.

Additionally, we respectfully advise the Staff that the Company’s tax counsel’s opinion is provided with respect to the material tax consequences of the Share Exchange, which in this case will be a taxable transaction. The particular consequences to each individual holder of participating in such a taxable exchange will vary according to, among other factors, the PFIC status of the issuer of the stock the individual has held during such holder’s holding period and whether the individual has made an election under Section 1296. These individual-specific factors presumably would have been relevant to an individual’s original investment decision in acquiring the shares of RPI, DPPI, or CBPI but are beyond the scope of a discussion of the material tax consequences of the Company’s offer to exchange Ultrapar preferred for those shares.

RIPI Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

43.

We note your disclosure of the incompatibility between the international price for oil and the Brazilian domestic by-products market. We also note the steps you have taken in order to adjust to the incompatibility. Please revise your disclosure to explain the reason for the incompatibility of the two markets, whether you expect this trend of incompatibility to continue in the future, whether the steps you have taken will be sufficient in light of recent and potential future significant increases in the international price for oil and to briefly explain what the Brazilian by-products market is in a manner so that a reader not familiar with your industry will understand.

Disclosure which addresses the Staff’s comment has been added to page 118.

44.	You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 73 that the increase in net sales was driven by volume and higher prices. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350. Please note this comment is also applicable to the results of operations of DPPI and CBPI.

In response to the Staff’s comment, revisions which address the Staff’s comment have been made throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations for Ultrapar and the Target Companies.

45.	Please expand this section to discuss, as applicable, any known trends, or uncertainties that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please also similarly revise DPPI’s and CBPI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations to include any known trends or uncertainties; your references to Operating Results are insufficient.

In response to the Staff’s comment, revisions which address the Staff’s comment have been made to Part D of each of Ultrapar’s and the Target Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RIPI Preferred Stock Ownership of Directors and Executive Officers, page 103

46.	State the percentage of shares held by U.S. holders. See Item 7.A.2 of Form 20-F as referenced by Item l8(a)(5) of Form F-4. This comment applies to the discussion that appears for RIPI, DPPI, and CBPI.

Disclosure which addresses the Staff’s comment has been added to page 61.

Comparison of Your Rights as a Holder of RIPI, DPPI or CBPI Preferred Shares..., page 106

Voting Rights: Action by Written Consent, page 106

47.	Please revise this discussion to elaborate upon those matters that preferred stockholders may vote upon under Brazilian law. We note that you refer to some of those matters under “Special Meetings of Stockholders” on pages 110 and 116 but those matters would appear to constitute a subset of all matters that may be voted upon by preferred stockholders.

Ultrapar respectfully advises the Staff that the matters referred to on pages 166 and 167 of Amendment No. 1 constitute the only matters which, according to Brazilian Corporate Law, are voted on by preferred shareholders.

Duties of Directors, page 113

48.	Please revise your chart so that similar board responsibilities can be matched from column to column. This will allow a shareholder the ability to compare similar provisions between the companies.

In response to the Staff’s comment, the chart has been revised.

Incorporation of Certain Documents by Reference, page 150

49.	Please update the documents you have listed to incorporate by reference all of the applicable Form 6-Ks that have been filed since the end of your fiscal year, or December 31, 2006, as well as all applicable reports filed since the submission of this Form F-4. Specifically, we note that you do not incorporate by reference the 6-K filed on August 17, 2007 which includes your interim financial statements. We also note that these interim financial statements are not reconciled to US GAAP. Please revise your filing to include interim financial statements for Ultrapar for the six months ended June 30, 2007 which are reconciled to US GAAP in accordance with Item 17 of Form 20-F. See also Item 10(b) of Form F-4 and Item 8.A.5 of Form 20-F.

As discussed above, Amendment No. 1 has been revised to eliminate incorporation by reference. Instead, all information required to be included in the prospectus has been included therein, or in the annexes thereto.

In response to the Staff’s comment, interim financial statements reconciled to U.S. GAAP have been included in Amendment No. 1.

Oil Refining Business of Refinaria de Petroleo Ipiranga S.A., page F-125

Related Party Transactions, page F-134

Modification of Terms of the debentures and purchase of warrants by the Company, page F-135

50.	Please provide to us your US GAAP analysis with respect to the changes made to the convertible debt instrument discussed herein and your detailed analysis supporting classification of the 29 million warrant payment as a permanent asset. In this regard, the payment represents approximately 15% of the debt issued. See EITF Issue no. 96-19.

The Company respectfully advises the Staff that the balance sheet of the Oil Refining Business of RIPI does not include within its permanent assets or otherwise the warrants purchased. These warrants are, however, recognized on RIPI’s balance sheet. These assets are not included in the carve-out financial statements because they are not considered to be part of RIPI’s Oil Refining Business but rather part of RIPI’s petrochemical business, which is carried out through its subsidiary, Ipiranga Química S.A. (“IQ”).

In response to the Staff’s comment, in the financial statements of the Oil Refining Business of RIPI, the Company has modified the description in Note 3 (a.2) to clarify that such warrants are not recorded in these financial statements.

Regarding the accounting for the warrants purchased in the financial statements of RIPI, such warrants have been purchased by RIPI from Distribuidora de Petroleos Ipiranga S.A. at their estimated fair value, as of the date of acquisition.

Under Brazilian GAAP, the warrants are recorded by RIPI at their purchase cost of R$29 million under permanent assets. In addition, under Brazilian GAAP, the warrants have no accounting recognition in the books of their issuer, IQ.

Under U.S. GAAP, IQ has recognized the warrants as a liability as of the date of modification. Upon consolidation, the warrants that were recorded as a liability by IQ, purchased by RIPI and recorded as long-term assets, are eliminated. Please see Note 25.k to the consolidated financial statements of RIPI.

In determining how IQ should account for the modification of the convertible debt by replacing such debt for debt and warrants with exactly the same terms, the Company concluded that the changes made to the convertible debt should be considered substantial and recorded the modification as a debt extinguishment in accordance with the guidance under EITF 96-19. Please see Note 25.k to the consolidated financial statements of RIPI.

In determining how RIPI should account for the warrants held, the Company concluded that the warrants do not meet the definition of a derivative under SFAS 133 “Accounting for derivatives Instruments and Hedging Activities” because they will be physically settled and the underlying shares of IQ are not publicly traded, failing to meet conditions of net settlement in paragraph 6.c. and paragraph 9 of SFAS 133. The Company also concluded that the warrants are not under the scope of EITF 96-11 “Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by FASB Statement No. 115,” because the underlying shares have no readily determinable market value and are not within the scope of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.” In addition, the Company considered whether the warrants meet the conditions of in-substance common stock under EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock,” and concluded that the warrants do not carry the risk and rewards of ownership. Finally, absent any applicable literature, the Company concluded that the warrants should be initially recorded at their fair value and not marked to market, but subject to potential other-than-temporary impairments. This accounting is supported by the guidance in Question #4 in “Q&A 115–A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers.” The reconciliations of CBPI and DPPI were also modified with respect to the equity accounting of their investment in IQ, issuer of the convertible notes, to reflect the accounting for the modification of the convertible notes and the accounting for the warrants as described above.

The Company also respectfully advises the Staff that the reconciliation to U.S. GAAP in the financial statements of CBPI, DPPI and RIPI for the years ended on December 31, 2005 and 2006 presented in Amendment No. 1 has been modified with respect to the reconciliation previously presented. Specifically, the reconciliation has been modified with respect to the accounting under U.S. GAAP of the warrants received in October 2005. The reconciliation originally presented considered that warrants held by CBPI were recorded at fair value and marked to market at each reporting date. The Company has concluded that such warrants should be recorded at cost, with no fair value adjustment, and have modified the reconciliations accordingly. The reconciliations of CBPI and DPPI were also modified with respect to the equity accounting of their investment in IQ, the issuer of the convertible notes, to reflect the accounting for the modification of the convertible notes and the accounting for the warrants as described above.

South Fuel and Lubricant Distribution Business of Distribuidora de Produtos de Petroleo Ipiranga S.A., page F-149

Summary of Significant Accounting Practices, page F-157

51.	Please disclose the allowance for doubtful accounts. Furthermore, we noted a similar deficiency to the abbreviated financial statements of the South and Southeast Fuel and Lubricant Distribution Business of Companhia Brasileira de Petroleo Ipiranga on page F-190. See Rule 5-02 of Regulation S-X.

Ultrapar respectfully submits that the amount of the allowance for doubtful accounts for the South Fuel and Lubricant Distribution Business of Distribuidora de Produtos de Petroleo Ipiranga S.A. is disclosed on its balance sheet as R$11,170 thousand and R$9,502 thousand as of December 31, 2006 and 2005, respectively.

The Company also respectfully advises the Staff that it has revised the Abbreviated Financial Statements of Assets Acquired and Liabilities Assumed and Revenues and Direct Expenses for the Years Ended December 31, 2006, 2005 and 2004 of the South and Southeast Fuel and Lubricant Distribution Business of Companhia Brasileira de Petróleo Ipiranga included in Amendment No. 1, in order to comply with Rule 5-02 of Regulation S-K, presenting separately the allowance for doubtful accounts, in the amounts of R$25,316 thousand and R$28,147 thousand as of December 31, 2006 and 2005, respectively, on the face of the balance sheet. The amounts were previously included within “Trade and other accounts receivable” but were not separately disclosed.

Undertakings, page II-3

52.	Please revise to include the undertakings required by Item 5l2(a)(5)(ii) of Regulation S-K.

In response to the Staff’s request, the undertakings have been revised.

Signatures, page II-5

53.	Please amend your filing to include your controller/principal accounting officer’s signature.

In response to the Staff’s comment, the principal accounting officer has been included on the signature page.

Form 20-F for the Fiscal Year Ended December 31, 2006

Risk Factors, page 7

54.	We note your disclosure on page 10 regarding your potential limitation to pay dividends on your preferred shares and consequently, on the ADSs. If applicable, please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted. Please incorporate into your response any relevant restrictions with respect to the acquisition of the businesses of the Ipiranga Group. See Rule 4-08(e)(3) of Regulation S-X for further guidance.

The Company respectfully advises the Staff that neither Ultrapar nor any of its subsidiaries, including Ipiranga, has any restrictions on distributions of retained earnings or net income. The risk factor serves to highlight the fact that Ultrapar must rely on cash being distributed from its subsidiaries to be able to pay dividends, as compared to a company that generates cash flows from its own operating activities. However, because Ultrapar controls all of its subsidiaries and these subsidiaries have no restrictions on distributions, the Company has not revised the disclosure.

Trend Information, page 76

55.	We note your cross reference to Item 4.A. Information on the Company for a discussion of trend information. We also note your detailed discussion concerning LPG prices including the adoption of international market levels, fluctuation in the price due to economic factors and the uncertainty created by the nationalization of the natural gas reserves in Bolivia. Please expand this section to discuss how these trends may impact your revenues or income or result in your liquidity decreasing or increasing in any material way.

The Company respectfully advises the Staff that it has included disclosure responsive to the Staff’s comments on its Form 20-F in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of Amendment No. 1 in lieu of revising and filing with the SEC an amended Form 20-F. The Company believes that the changes required to address the Staff’s requests for revised disclosure in its Form 20-F are sufficiently limited that they may be addressed in Amendment No. 1 rather than requiring that the Company refile its Form 20-F. In addition, the Company believes that the revised disclosure it has included in Amendment No. 1 to address the Staff’s comments will be more likely to be useful to investors if it is included in the prospectus included in the F-4, rather than the Form 20-F. The revised disclosure provided by the Company in response to the Staff’s comments will be included in the Company’s Form 20-F for the year-ended December 31, 2007.

Disclosure Controls and Procedures, page 109

56.	We note your disclosure that your disclosure controls and procedures are effective “for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.” Please confirm to us, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings please provide this disclosure. See Exchange Act Rule 13a-l5(e).

Ultrapar confirms to the Staff that its disclosure controls and procedures are also designed to ensure that the information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company respectfully advises the Staff that it will include this disclosure in future filings.

Loans, Financings. and Debentures, page F-18

57.	We note your discussion regarding the loan covenants applicable to your financings. Prospectively, please revise this discussion to indicate if there is cross default covenants present within the financing agreements that could have a material impact on your liquidity.

Disclosure which addresses the Staff’s comment has been included in Amendment No. 1 on page F-26 and the Company will prospectively provide this disclosure in future filings.

Summary and Reconciliation of the Differences Between Accounting Practices Adopted in Brazil and Accounting Principles Generally Accepted in the United States of America (U.S. GAAP), page F-33

Accounting for Derivative Financial Instruments, page F-37

58.	It appears that you do not apply hedge accounting under US GAAP to your derivatives. If this is true, please disclose that fact. If you do apply hedge accounting, provide the disclosures required by paragraph 45 of SFAS 133.

Ultrapar respectfully advises the Staff that it does not apply hedge accounting and has included a statement to this effect on page F-45.

Exhibit 12.1

59.	In future filings please do not include your name, Ultrapar Participações S.A., above your Chief Executive Officer’s signature.

In response to the Staff’s comment, the Company will make the requested change in future filings.

***

In addition, as requested the Company acknowledges that:

•	Ultrapar is responsible for the adequacy and accuracy of the disclosure in its Form F-4 and its annual report on Form 20-F for the fiscal year ended December 31, 2006;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ultrapar may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact André Covre at 55-11-3177-6695 or Diego Rotsztain of Davis Polk & Wardwell at 212-450-4461 should you have any questions or comments regarding the foregoing.

Very truly yours,

Ultrapar Participações S.A.